Exhibit 21.1

SUBSIDIARIES OF CYPRESS SEMICONDUCTOR CORPORATION

Name	Jurisdiction of Incorporation
AgigA Tech (Chengdu) LLC	China
AgigA Tech, Inc.	United States of America
Cypress Manufacturing, Ltd.	Cayman Islands
Cypress Semiconductor (Minnesota) Inc.	United States of America
Cypress Semiconductor (Round Rock) Inc.	United States of America
Cypress Semiconductor (Switzerland) Sarl	Switzerland
Cypress Semiconductor (Texas) Inc.	United States of America
Cypress Semiconductor International, Inc.	United States of America
Cypress Semiconductor Ireland Limited	Ireland
Cypress Semiconductor Phil. Headquarters Ltd.	Cayman Islands
Cypress Semiconductor Technology (Shanghai) Co., Ltd.	China
Cypress Semiconductor Technology India Private Limited	India
Cypress Semiconductor Technology Ltd.	Cayman Islands
Deca Technologies Inc.	Cayman Islands
Deca Technologies Inc.	United States of America
Deca Technologies Philippines Headquarters Limited	Cayman Islands
Ramtron International Corporation	United States of America